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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 1

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
   AMENDMENTS THERETO FILED TO PURSUANT TO RULE 13d-2(a)

                                Tefron Ltd. - TFR
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                                (Name of Issuer)

                    Common Stock, par value NIS 1.0 per share
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                         (Title of Class of Securities)

                                   M87482-10-1
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                                 (CUSIP Number)

                             Arie Wolfson, President
                                   Tefron Ltd.
                                 28 Chida Street
                            Bnei-Brak, 51371, Israel
                               011-972-3-579-8701
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement in Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

         Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D PURSUANT TO RULE 13d-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (the "Exchange Act"), the undersigned hereby file this Amendment No.1 to Statement on Schedule 13D filed by the undersigned on February 17, 2000 (the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") with respect to the Ordinary Shares, par value NIS 1.0 per share(the "Tefron Ordinary Shares") of Tefron Ltd. (the "Tefron"). In this Amendment, the undersigned amend and restate the entire text of Items 3 and 7.

Item 3. Source and Amount of Funds or Other Consideration.

Wolfson acquired his interest in Tefron through the purchase of Macpell Ordinary Shares, as defined in Item Four hereof, in three separate transactions. Pursuant to the Arwol Purchase Agreement, as defined in Item Four hereof, Wolfson acquired 11,853,214 Macpell Ordinary Shares for an aggregate purchase price of $44,981,761. On September 24, 1998 following the exercise of put options pursuant to Article 10 of the Arwol Purchase Agreement, Wolfson acquired an additional 283,249 Macpell Ordinary Shares for an aggregate purchase price of $879,564. On June 1, 1999 following the exercise of additional put options pursuant to Article 10 of the Arwol Purchase Agreement, Wolfson acquired an additional 47,208 Macpell Ordinary Shares for an aggregate purchase price of $146,392. The transactions were funded through (i) a loan in the principal amount of $33,500,000 provided to Wolfson through Arwol in equal parts by First International Bank of Israel Ltd. and its subsidiary Bank Poali Agudat Israel Ltd. (collectively, "FIBI") (the "FIBI Loan") pursuant to a loan application dated as of April 21, 1998, attached hereto as Exhibit K under an existing revolving credit facility with FIBI, and an agreement of pledge and charge dated as of April 21, 1998, attached hereto as Exhibit N, whereby Arwol pledged Macpell ordinary shares as collateral, (ii) an unsecured loan in the principal amount of $11,600,000 provided to Arwol by Tabriz Anstalt Limited NV ("Tabriz") (the "Tabriz Loan") pursuant to a loan agreement (the "Tabriz Loan Agreement") attached hereto as Exhibit L, and an amendment to the Tabriz Loan Agreement, attached hereto as Exhibit M and (iii) a loan secured by Macpell Ordinary Shares provided to Arwol on July 7, 1998 by Bank Hapoalim Ltd. ("Hapoalim") (the "Hapoalim Loan") pursuant to a deed of undertaking dated as of July 7, 1998, attached hereto as Exhibit O and a debenture dated as of July 14, 1998, attached hereto as Exhibit P, whereby Arwol pledged certain Macpell Ordinary Shares to secure the Hapoalim Loan. The FIBI Loan was repaid with funds received from the issuance of a dividend by Macpell and with the proceeds of the Hapoalim Loan. The outstanding balances on the Tabriz Loan and the Hapoalim Loan were repaid with the proceeds of the transactions described in the Riza Purchase Agreement, as defined in Item four hereof.

            Rabinowicz acquired his interest in Tefron through the purchase of Macpell Ordinary Shares by Riza. Pursuant to the Riza Purchase Agreement, as defined in Item Four hereof, Riza purchased 3,893,086 Macpell Ordinary Shares for an aggregate purchase price of $13,635,144. The purchase price was funded with the proceeds of a loan provided to Riza by Hapoalim in the principal amount of $13,650,000 pursuant to an


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application for allocation of credit under an existing credit facility, attached hereto as Exhibit Q, and a debenture, attached hereto as Exhibit R, whereby Riza pledged its Macpell Ordinary Shares as collateral, together with a letter from Hapoalim to Arwol, attached hereto as Exhibit S, and a debenture, attached hereto as Exhibit T, pursuant to which Arwol pledged certain Macpell Ordinary Shares as security for its guarantee of 35% of the loan. As security for Arwol's guarantee, Riza granted Arwol a subordinate security interest in Riza's Macpell Ordinary Shares.

Item 7. Material to be filed as Exhibits.

Exhibit A.     Shareholders Agreement dated September 17, 1997 between Macpell,
               Tabriz, Discount Investment Corporation, Ltd. and PEC Israel
               Economic Corporation.*

Exhibit B.     Purchase Agreement dated February 26, 1998 between Arwol and
               Eliezer Peleg, Nachum Peleg, Mast Industries, Inc., a Delaware corporation, Shimon Topor, and Michael Steinhardt, with respect to Arwol's purchase of 81% of the Macpell Ordinary Shares.*

Exhibit C.     Purchase Agreement dated December 28, 1999 by and among Arwol and
               Ruimi with respect to Ruimi's purchase of Macpell Ordinary
               Shares. *

Exhibit D.     Voting Agreement dated December 28, 1999 by and among Arwol and
               Ruimi. *

Exhibit E.     Purchase Agreement dated December 30, 1999 by and among Arwol and
               Riza with respect to the purchase of Macpell Ordinary Shares by Riza from Arwol. *

Exhibit F.     Option Agreement dated August 27, 1997 by and among Tabriz,
               Wolfson and Rabinowicz. *

Exhibit G.     Option Agreement Extension Letter dated December 21, 1997 by and among Tabriz, Wolfson and Rabinowicz. *

Exhibit H.     Option Agreement Extension Letter dated September 4, 1998 by and among Tabriz, Wolfson and Rabinowicz. *

Exhibit I. Option Agreement Extension Letter dated January 24, 2000 by and among Tabriz, Wolfson and Rabinowicz. *

-------------------------
               * Previously filed by the Filing Persons on Schedule 13D dated February 17, 2000 and incorporated herein by reference.

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Exhibit J.     Option Agreement dated December 28, 1999 by and among Wolfson,
               Rabinowicz and Ruimi. *

Exhibit K.     Revolving Credit Facility Loan Application dated as of April 21,
               1998 by and among Arwol and FIBI.

Exhibit L.     Loan Agreement dated February 18, 1998 by and among Arwol and
               Tabriz. *

Exhibit M.     Addendum to Loan Agreement dated February 18, 1998 by and among
               Arwol and Tabriz. *

Exhibit N.     Agreement and Pledge of Charge dated as of April 21, 1998 by and among Arwol and FIBI.

Exhibit O.     Deed of Undertaking dated July 7, 1998 by and among Arwol and
               Hapoalim.

Exhibit P.     Debenture dated July 14, 1998 by Arwol in favor of Hapoalim.

Exhibit Q.     Application for Allocation of Credit dated January 24, 2000 by
               Riza.

Exhibit R.     Debenture dated January 24, 2000 by Riza in favor of Hapoalim.

Exhibit S.     Letter dated January 24, 2000 by Hapoalim to Arwol.

Exhibit T.     Debenture dated January 24, 2000 by Arwol in favor of Hapoalim.

-------------------------
               * Previously filed by the Filing Persons on Schedule 13D dated February 17, 2000 and incorporated herein by reference.

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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March  13, 2000

                                          ARWOL HOLDINGS LTD.


                                          By: /s/   ARIE WOLFSON
                                              ------------------
                                              Name: Arie Wolfson
                                              Title:


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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2000
                                          By: /s/   ARIE WOLFSON
                                              ------------------
                                              Name: Arie Wolfson
                                              Title:


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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2000

                                              /s/ SIGI RABINOWICZ
                                              -------------------
                                              Sigi Rabinowicz


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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2000

                                              RIZA HOLDINGS, LTD.



                                              By: /s/ SIGI RABINOWICZ
                                                  -------------------
                                                  Name: Sigi Rabinowicz
                                                  Title:

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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2000

                                          MACPELL INDUSTRIES LTD.


                                          By: /s/  ARIE WOLFSON
                                              -------------------
                                              Name:  Arie Wolfson
                                              Title: President


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                                                                      Schedule I


                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Common Stock, par value NIS 1.0 per share of Tefron Ltd., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date: March 13, 2000


                                   ARWOL HOLDINGS LTD.


                                   By: /s/ ARIE WOLFSON
                                       -------------------
                                       Name:  Arie Wolfson
                                       Title:

                                   /s/ ARIE WOLFSON
                                   ----------------
                                   Arie Wolfson

                                   /s/ SIGI RABINOWICZ
                                   -------------------
                                   Sigi Rabinowicz

                                   RIZA HOLDINGS LTD.


                                   By: /s/ SIGI RABINOWICZ
                                       ----------------------
                                       Name:  Sigi Rabinowicz
                                       Title:

                                   MACPELL INDUSTRIES LTD.


                                   By: /s/ ARIE WOLFSON
                                       --------------------
                                       Name:  Arie Wolfson
                                       Title:  President